March 22, 2006

VIA EDGAR AND FEDERAL EXPRESS

Mr. David R. Humphrey, Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20548

                  Re:      Advanced Media Training, Inc.
                           Form 10-KSB for the year ended May 31, 2005
                           Commission File No.: 000-50333

Dear Mr. Humphrey:

         This letter is provided to you on behalf of Advanced Media Training, Inc. (the "Company") in response to your letter dated February 27, 2006.

FINANCIAL STATEMENTS

STATEMENT OF OPERATIONS, PAGE 23.

         1. WE NOTE FROM YOUR RESPONSE TO OUR PREVIOUS COMMENT 1 THAT THE MARKET VALUE OF COMPENSATION PAID TO MR. YOUNG APPEARS TO BE SIGNIFICANT FOR THE YEARS ENDED MAY 31, 2004 AND 2005. PLEASE FILE AN AMENDED FORM 10-KSB REVISING YOUR FINANCIAL STATEMENTS TO INCLUDE THE MARKET VALUE OF MR. YOUNG'S COMPENSATION IN YOUR FINANCIAL STATEMENTS. THE MARKET VALUE SHOULD BE RECORDED AS COMPENSATION EXPENSE AND CAPITAL CONTRIBUTION. REFER TO THE GUIDANCE IN SAB TOPIC 5T. A RESTATEMENT TO THE FINANCIAL STATEMENTS SHOULD INCLUDE NOTE DISCLOSURES IN CONFORMITY WITH PARAGRAPH 37 OF APB 30 AND A REVISED AUDITOR'S REPORT WITH AN EXPLANATORY PARAGRAPH IN ACCORDANCE WITH THE GUIDANCE IN PARAGRAPH 12 OF SECTION 420 IN THE STATEMENT OF AUDITING STANDARDS.

                  In response to this comment, the Company has prepared the attached 10-KSB amendment for the year ended May 31, 2005 and revised the financial statements to include the market value of Mr. Young's compensation. Additionally, the Company has included note disclosures and a revised auditors' report as required.

STATEMENT OF CASH FLOWS, PAGE 25.

         2.       WE HAVE REVIEWED YOUR RESPONSE TO OUR PREVIOUS  COMMENT 2, BUT
CONTINUE  TO  BELIEVE  THE  STRAIGHT  LINE  METHOD  IS   INAPPROPRIATE   IN  ANY
CIRCUMSTANCE

Mr. David R. Humphrey, Branch Chief
March 22, 2006
Page 2


UNDER SOP 00-2. SPECIFICALLY, PARAGRAPH 99 STATES THAT..."ACSEC BELIEVES THAT (THE INDIVIDUAL FILM FORECAST METHOD) BEST ASSOCIATES THE COSTS OF FILM PRODUCTION WITH RELATED REVENUE EARNED." FROM YOUR RESPONSE IT APPEARS THAT YOU HAVE NOT BEEN ABLE TO QUANTIFY OR PREDICT THE TIMING OF ULTIMATE REVENUE ASSOCIATED WITH THIS LICENSE; HOWEVER, THE LACK OF IMPAIRMENT TAKEN DURING FISCAL 2005 WOULD APPEAR TO INDICATE YOU BELIEVE ULTIMATE REVENUE TO BE AT LEAST CARRYING VALUE AT THE BEGINNING OF THE CURRENT FISCAL YEAR (OR ACQUISITION) OF $30,000. IF OUR UNDERSTANDING IS CORRECT, IT IS UNCLEAR WHY YOU HAVE BEEN UNABLE TO CALCULATE THE INDIVIDUAL FILM FORECAST COMPUTATION METHOD FRACTION FOR THE CURRENT FISCAL YEAR USING THE MINIMUM ULTIMATE REVENUE VALUE OF $30,000 (THE REMAINING UNRECOGNIZED AS THE BEGINNING OF THE FISCAL YEAR/ACQUISITION) AND THE REVENUE RECOGNIZED IN THE CURRENT PERIOD. IF YOU DO NOT BELIEVE ULTIMATE REVENUE TO BE AT LEAST $30,000, IT IS UNCLEAR WHY YOU HAVE NOT TAKEN AN IMPAIRMENT CHARGE DURING FISCAL 2005 TO REDUCE THE CARRYING VALUE OF THE LICENSE AGREEMENT TO YOUR ESTIMATED ULTIMATE REVENUE. PLEASE REVISE YOUR FINANCIAL STATEMENTS ACCORDINGLY.

                  In response to this comment, the Company has prepared the attached 10-KSB amendment for the year ended May 31, 2005 and revised the financial statements to report the expensing of the license. Based on the Company's history of operating losses and negative operating cash flows and the volatility of sales of its video educational and training products, the Company has determined that it should have expensed the cost of the license agreement upon its acquisition, similar to acquired in-process research and development, as the value of this license could not be supported by projected undiscounted positive cash flows.

         3. REFER TO OUR PREVIOUS COMMENT 3. PLEASE REVISE YOUR FINANCIAL STATEMENTS TO RECLASSIFY THE $15,000 CURRENTLY CLASSIFIED AS A CAPITAL CONTRIBUTION TO DEFERRED REVENUE. PLEASE NOTE THAT SUCH AMOUNT SHOULD BE AMORTIZED IN A MANNER SIMILAR TO THE AMORTIZATION OF THE CORRESPONDING LICENSE AGREEMENT.

                  In response to this comment, the Company has prepared the attached 10-KSB amendment for the year ended May 31, 2005 and revised the financial statements to reclassify the $15,000 currently classified as a capital contribution to deferred revenue. The deferred revenue will be reduced as future payments are made under this arrangement.

Please contact me if you require any further information.

Sincerely,

/S/ BUDDY YOUNG
-----------------------
Buddy Young
Chief Financial Officer